Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

October 15, 2018

VIA EDGAR

Erin E. Martin

Legal Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Graf Industrial Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 9, 2018

File No. 333-227396

Dear Ms. Martin:

On behalf of our client, Graf Industrial Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 12, 2018, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on October 9, 2018 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement, which reflects the Company’s response to the comment received by the Staff.

For ease of review, we have set forth below the Staff’s comment, in bold, and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Exhibit 3.2

Second Amended and Restated Certificate of Incorporation of Graf Industrial Corp., page 10

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

October 15, 2018 Page 2

Response: The Company has revised the forum selection provision contained in its form of Second Amended and Restated Certificate of Incorporation to provide that the federal district court for the District of Delaware will be the sole and exclusive forum for claims arising under the federal securities laws.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Registration Statement.

Sincerely,

/s/ Joel L. Rubinstein